Grant F. Adamson Chief Governance Officer Telecopier: (512) 434-3750 e-mail: GrantAdamson@templeinland.com
September 26, 2007
Via EDGAR and Hand Delivery
Mr. Michael McTiernan
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Forestar Real Estate Group LLC (“Forestar”) Registration Statement on Form 10 Filed August 10, 2007 File No. 001-33662
Dear Mr. McTiernan:
     This letter is in response to the written comments received from the staff (the “Staff”) of the Division of Corporation Finance contained in the letter dated September 7, 2007, regarding the above referenced filing (the “Comment Letter”). A copy of the Comment Letter is attached for your reference. Our responses correspond to the numbering in the Comment Letter with a brief summary of the comment used as a caption.
     We understand and appreciate the purpose of your review and appreciate the points raised in your comments and look forward to working with you to improve the disclosure in our filing. Accordingly, we are working to clarify and supplement our disclosures in the Form 10 and are simultaneously filing Amendment No. 1 to the Form 10. For your convenience, copies of the amended Form 10 are enclosed and have been marked to show changes from the initial Form 10 filed on August 10, 2007. Page references in this response refer to the pages of the form of information statement included in the amended Form 10.
1.	Please provide support for your statement that you are one of the “largest publicly-traded real estate development companies.”

We have revised the disclosure on pages 1 and 32 to delete this reference.
2.	Please advise us how you treat acres held in joint-ventures in calculating your total acres of real estate and oil and gas mineral interests and other acreage disclosure in the registration statement.
     In calculating total acres of real estate, we include 100 percent of the acres owned by ventures in which we have an interest. We have revised the disclosure on pages 1 and 32 to clarify this point. Disclosures of total acres of real estate in tables on pages 36 and 38-39 already
1300 South MoPac Expressway Austin, Texas 78746 Tel 512.434.3745

Mr. Michael McTiernan
September 26, 2007

specified that they included acres held in ventures and we have revised footnote (c) for clarity. We have also revised the disclosure in footnote (b) to the table on page 36 to specify that acres are for the total project.
     No acres of oil and gas mineral interests are owned by ventures in which we have an interest.
3.	Please eliminate any duplication of disclosure in “The Transformation Plan” section of your summary and the Q&A.
     We appreciate the nature of your comment and have eliminated some language that may be viewed as duplicative in the Q&A beginning on page 6. However, we see these two sections as serving separate purposes. The section entitled “The Transformation Plan” is a summary of Temple-Inland’s transformation plan in an effort to provide context to our stockholders of how the spin-off of Forestar is part of a larger plan. The Q&A is an attempt to answer specific questions regarding the spin-off and its affect on stockholders.
4.	Please revise to explain what you mean by “mitigation banks” on page 2.
     We have revised the disclosure on pages 2, 33, and 42 to delete the references to mitigation banks due to the insignificance of the concept.
5.	Please revise the disclosure to specifically address current market conditions.
     We have revised the disclosure on pages 11 to specifically address current market conditions, and we have added a recent development section in MD&A on page 56.
6.	Please revise to briefly describe the nature of the restrictions in the third bullet point on page 15.
     We have revised the disclosure on page 15 to clarify the restrictions.
7.	Please quantify the amount of equity awards that will be outstanding at the time of the spin-off.
     The number of equity awards that will be outstanding at the time of the spin-off will not be known until the distribution ratio has been determined. We will provide this information in a future amendment before requesting effectiveness of the registration statement. We have revised the disclosure on page 17 to provide a placeholder for this information until it is known.
8.	Please revise to discuss the reasons for the sale of your timberlands and quantify the amount of timberland you will continue to own, if any. Further, please disclose the percentage of the natural resources segment revenues for 2006 attributable to timberlands.

Mr. Michael McTiernan
September 26, 2007

     Your comment indicates that our discussion of the distinction between transactions undertaken by Temple-Inland as part of its transformation plan and the ongoing business of Forestar needed some clarification, which we have attempted to make in various places in the document. Forestar, however, has no connection to Temple-Inland’s timberland sale or Temple-Inland’s borrowing against the note received in that sale. The timberland sale by Temple-Inland will not affect Forestar’s ownership of its lands nor require any borrowing by Forestar. The timberlands owned and operated by Forestar will continue to be owned and operated by Forestar as disclosed in the information statement.
     As for the question regarding the percentage of natural resources segment revenues for 2006 attributable to timberlands, all of our timber and recreational lease revenues and a minor portion of our mineral revenues are from activities related to our timberlands.
9.	Please expand your discussion of the potentially negative factors considered by your board. Please consider presenting in bullet point format.
     We have revised the disclosure beginning on page 23 to include a discussion, in bullet point format, of the potentially negative factors considered by the board.
10.	Please provide support for your statement that your projects are located “among the fastest growing markets in the United States.”
     Our current projects are located in 15 major Metropolitan Statistical Areas (MSAs) within our strategic growth corridors. We utilized statistical data and projections provided by the Washington DC-based research firm Woods and Poole to measure percentage change in population, employment, and households for the period 2000-2015. Combined, these 15 MSAs are projected to outperform the United States’ average in population growth (26% vs. 16%); in employment growth (25% vs. 20%); and in household growth (30% vs. 21%). When looked at individually, 11 of the 15 MSAs ranked higher than the national average in all three categories.
     We also utilized statistical data, which ranks population growth of the nation’s total 361 MSAs, taken from reports released by the U. S. Census Bureau on April 5, 2007. The Census report measured changes in both absolute numbers and percentages for the period 2000-2006. In that report, 12 out of our 15 MSAs ranked in the top 25 percent in terms of absolute growth and 10 out of 15 in terms of percentage growth.
11.	Please clarify your references on page 34 to “when user value has been achieved” and “our return criteria.”
     We have revised the disclosure on page 35 to delete the reference to “when user value has been achieved” and to clarify the reference to “our return criteria.”
12.	Please add a column for property markets in your property table.

Mr. Michael McTiernan
September 26, 2007

     We have revised the disclosures in the tables on pages 36 and 38-39 to include a column for markets.
13.	Please revise footnote (c) to clarify whether the acres reflected in the table include the full amount of acres or just 50 percent.
     We have revised the disclosure in footnote (b) on page 36 to specify that acres disclosed in this table are for 100 percent of the acres owned by the venture. The revision was made to footnote (b) instead of footnote (c) for consistency with similar disclosures in footnotes (c) and (d) in the tables on pages 38-39.
14.	Please clarify the reference to “first and second move-up primary housing categories.” In addition, please expand your disclosure of the terms of your lot sale transactions.
     We have revised the disclosure on page 37 to clarify the “first and second move-up primary housing categories,” and have expanded the disclosure regarding the material terms of lot sales transactions.
15.	Please clarify whether in the table on page 36 the data in the columns under “Residential Lots” reflect the number of acres.
     We have revised footnote (c) to this table to clarify that the column heading “Residential Lots” signifies that the data under the column heading represents lots and not acres. As discussed further in response to comment 16, we have revised our disclosure on pages 1, 32, 35, and 37 to identify the residential lots within the 18,000 remaining acres of development projects.
16.	We note that you have approximately 18,000 remaining acres of development projects, Please advise us how the 18,000 can be calculated using the table on pages 38-39.
     The table on pages 38-39 does not separately disclose remaining acres for a project. The development process typically involves one or more dedications or transfers of land for public uses such as streets and parks to governmental jurisdictions, and transfers of common areas such as amenity centers and swimming pools to homeowners’ associations. Such dedications and transfers can occur at any time or even at multiple times during the course of a development, and they have no correlation with the past and potential future lot sales activity that we believe is of primary interest to investors. Disclosing remaining acres for residential lots on a project level would result in substantial acreage swings from period to period related to the timing of public use and common area transfers rather than lot sales activity. This is why we disclose lots remaining instead of acres remaining. However, to better clarify the correlation between the 18,000 remaining acres and the table on pages 38-39 we have revised our disclosure on pages 1, 32, 35, and 37 to identify the residential lot and commercial acre components within the 18,000 remaining acres, both of which components can be found in the table on pages 38-39.
17.	Please include disclosure regarding whether your development projects are speculative or build-to-suit.

Mr. Michael McTiernan
September 26, 2007

     We have revised the disclosure on page 37 to clarify that we typically do not receive a binding commitment to purchase lots prior to commencement of a project.
18.	Please revise your discussion of strategic growth corridors to include which markets are included in these corridors. These markets should be consistent with those to be added to your property table as discussed above.
     As discussed above, the tables on pages 36 and 38-39 have been revised to specify the markets associated with our current projects. The markets within our strategic growth corridors are indicated graphically on the map on page 40, and described more specifically on page 41.
19.	Please expand your disclosure to address current competitive trends and the names of major competitors in your most significant markets. Please provide similar disclosure on page 43.
     We have revised the disclosures on pages 41 and 44 to expand the discussion about competitive trends and competitors. Because development of residential and mixed-use communities is highly fragmented and we are not aware of any single competitor in any market with a meaningful market share, we have not identified any competitors by name.
20.	Please expand your disclosure regarding the material terms of your royalty and lease arrangements.
     We have revised the disclosure on page 43 to expand the discussion regarding the material terms of our mineral royalty and lease agreements.
21.	We note your disclosure regarding your ownership of over 350,000 acres of timber and the amount of timber sold. Please revise to discuss your agreement to sell your timberland for $2.38 billion and quantify the amount of timberland if any, that you will retain.
     Please see our response to comment 8. Temple-Inland is selling its timberland. Forestar will continue its timberland operations as described in the information statement.
22.	Please briefly describe the business of CL Realty and Temco Associates and disclose who owns the remaining interests.
     We have revised the disclosure on pages 1 and 32, where the business of CL Realty and Temco Associates is described, to disclose who owns the remaining interests.
23.	Please clarify whether you are responsible for the $2 million payment.

Mr. Michael McTiernan
September 26, 2007

     We have revised the disclosure on page 46 to clarify that we are responsible for remediation activities, and the $2 million is not a single payment but rather a current estimate of the cost to complete remediation activities.
24.	Until the new credit facility is put in place, please remove these adjustments from your pro forma statements.
     We anticipate that we will have a term sheet for the credit facility that will enable us to provide factually supportable information in a future amendment before requesting effectiveness of the registration statement. As we discussed, we request that we be permitted to continue to include this placeholder for the credit facility until we receive a term sheet. If we do not have the term sheet prior to the time we request effectiveness, we will remove the adjustments.
25.	Please revise the pro forma information to include adjustments for the expected incremental annual cost of certain services that were previously provided by Temple-Inland and clearly identify the adjustments as forward-looking information either in a note to the adjustments or in a separate pro forma adjustment column heading.
     We included in the pro forma financial information incremental annual expenses that we can factually support. We excluded from the pro forma financial information incremental annual expenses that currently we cannot factually support. Instead, we disclosed our current estimate of these incremental annual expenses. As we continue to develop our stand alone functions and the increment cost of these expenses become factually supportable, we will revise the pro forma financial statements to reflect this.
     We have followed the guidance in Staff Accounting Bulletin No. 55 by including in our historical financial information for all periods presented the expenses allocated to us by Temple-Inland and expense incurred by Temple-Inland but not directly attributable to us.
26.	You disclose that Temple-Inland contributed to you a fractional ownership interest in its corporate aircraft. Please tell us and disclose how you determined the amount you recorded for this aircraft, $7,824,000.
     We have revised the disclosure on page 53 to clarify the amount recorded was based on our pro rata share of Temple-Inland’s June 30, 2007 carrying value of the aircraft.
27.	Please disclose current supply and demand trends.
     We have revised the disclosure on page 56 to add a new “Current Market Conditions” section, which discusses current supply and demand trends.
28.	Please expand your disclosure regarding your market expectations.
     We have revised the disclosure on page 56 to add a new “Current Market Conditions” section, which includes disclosure regarding market expectations.

Mr. Michael McTiernan
September 26, 2007

29.	Please revise to discuss the material terms of the sale of your timberlands and whether you plan to discontinue these operations.
     Please see our response to comment 8. Temple-Inland is selling its timberland. Forestar will continue its timberland operations as described in the registration statement.
30.	Please expand your disclosure regarding timing issues between development expenditures and sales proceeds. For example, consider disclosing an estimated time range from initial development expenditures to sale in a development project.
     We have revised the disclosure on pages 59 and 66 to clarify the timing between development expenditures and sales proceeds.
31.	Please disclose, when known, which directors will sit on which committees.
     The committee appointments may not be made prior to the time we expect to request effectiveness of the registration statement or prior to the time we file and mail the final information statement. If that timing changes and those appointments are made, we will include that disclosure in the information statement. Alternatively, we would anticipate disclosing that information in a Current Report on Form 8-K that would be filed after such determinations are made.
32.	We note your disclosure that you benchmarked executive compensation. Please disclose if you benchmarked at the 50 percent level or some other level of your peer group.
     We have revised the disclosure on page 77 to clarify our benchmarking level.
33.	Please disclose whether the increase in salary is consistent with your peer group benchmarking.
     We have revised the disclosure on page 86 to disclose that the salary is consistent.
34.	Please include a narrative discussion of how incentive compensation, including bonus, stock awards, options and non-equity incentive compensation, was determined.
     We have revised the disclosure on page 87 to reflect a summary of these matters. We are familiar with the interpretive guidance the Staff provided on January 24, 2007 regarding treatment of executive compensation disclosure in a spin-off situation. In preparing the compensation discussion and analysis, we believe it is more meaningful for investors for the narrative discussion to focus on the expected compensation philosophy and policies of Forestar instead of the historical practices of Temple-Inland. Accordingly, we have disclosed Temple-Inland’s historical 2006 compensation information in the required tabular disclosures with summary narrative disclosure regarding how Temple-Inland determined those amounts. Because that compensation was determined under Temple-Inland’s policies, we believe it is more

Mr. Michael McTiernan
September 26, 2007

meaningful for investors for the narrative disclosure to focus on Forestar’s compensation philosophy and policies and not the historic practices of its parent company. We believe this is especially true in this context when directors are not being elected. Temple-Inland’s historical compensation philosophy and policies are publicly available to investors in Temple-Inland’s 2007 proxy statement.
35.	Please revise footnote 3 to identify the other types of compensation included in Mr. DeCosmo’s “all other compensation.” We note that mortgage subsidies accounted for $13,614.
     We have revised the disclosure in footnote 3 on page 88 to identify the other types of compensation.
36.	Please revise the final bullet on page 100 to clarify whether you or Temple-Inland will be responsible for financial information and statistical data in the registration statement that relates to Forestar when it was a wholly-owned subsidiary of Temple-Inland.
     We have revised the disclosure on page 102 to clarify the responsibility.
37.	Please revise to disclose the fee to be paid under this agreement. Similarly, please revise to disclose the fee to be paid by Temple-Inland for the tax compliance services that you will provide for Temple-Inland.
     As we continue to refine our expectations regarding transition services, we will revise this disclosure. At this time, we are unable to quantify the amounts that are expected to be paid under the transition services agreement. To the extent we are able to develop an estimate or a range, we will include that information in a future amendment.
38.	We note that in 2006 you sold, primarily to Temple-Inland, about 1,115,000 tons of timber from your lands. Please revise to disclose the price paid for such sales.
     We have revised the disclosure on page 59 to disclose the average price per ton paid for such sales.
39.	When known, please disclose the material financial ratios in the credit facility.
     Please see our response to comment 24 regarding disclosure of the terms of the credit facility.
40.	Please revise to discuss your intention to incur indebtedness discussed on page 22 or advise.
     Please see our response to comment 8 regarding our explanation of who is incurring the indebtedness related to Temple-Inland’s timberland sale. The only indebtedness we will incur in

Mr. Michael McTiernan
September 26, 2007

connection with the spin-off will be the borrowings under the new credit facility, which will be used to repay borrowings from Temple-Inland.
41.	Since a portion of your real estate revenues are earned through the sale of property and the other portion is earned from a service (operation of the property), please present the two different types of real estate revenues separately in your statement of income.
     We have revised the disclosure in our statement of income on page F-4 and F-30 to separately present revenues from real estate sales and commercial operating properties and their related costs and expenses.
42.	Please tell us how you determined that you only had one reporting real estate segment and one reporting natural resources segment.
     In determining reportable segments in accordance with Statement of Financial Accounting Standards No. 131, we determined that all of our real estate operations represent a single segment. Our Chief Operating Decision Maker (CODM) receives discrete financial information for our real estate operations, and allocates resources on a project by project basis. The majority of our real estate projects are mixed use developments, and costs are allocated between the commercial and residential portions of each development based upon relative sales value. Generally, our CODM does not allocate resources to commercial or residential specific projects. From time to time we may complete development of a commercial project and operate the property for a period of time until we can maximize the property’s value through disposition. We currently hold only one commercial operating property. The CODM does not view commercial operating properties as a separate segment and typically does not separately allocate resources to commercial operating properties.
     In determining reportable segments in accordance with SFAS No. 131, we determined that all of our natural resource operations represent a single segment. Our natural resource operations include mineral interests and ancillary operations associated with certain of our land holdings such as timber sales and recreational leases. Our natural resources segment assets and operations are managed by Temple-Inland’s forest products segment until they are legally transferred to us prior to the spin-off. As a result our CODM reviews the same information provided to the CODM of Temple-Inland’s forest products segment, which presents the forests and mineral operations as one component within the forest products segment. Once transferred, our CODM will determine how we will manage these assets and operations and, if necessary, we will revise the natural resources segment reporting. Our CODM receives summarized financial information for the natural resource operations and allocates resources accordingly. Our natural resource assets generate positive cash flow with very little associated cost. As a result, our CODM reviews the financial results and allocates resources to the natural resource segment as a whole.

Mr. Michael McTiernan
September 26, 2007

43.	We note that you have included material amounts in line items titled “Other” in your operating and investing cash flow sections. Please tell us what is included in these amounts.
     We have revised the disclosure on page F-5 to reclassify most of these amounts to more appropriate line items and have revised the investing caption on page F-5 and F-31 to be more descriptive of its contents.
44.	You included a line titled “net transfers to Temple-Inland” in your financing cash flows section. Please tell us the nature of these transfers and how you concluded that it was appropriate to classify these transfers as a financing cash flow. Please explain if you have a receivable balance from Temple-Inland related to these transfers.
     Net transfers to Temple-Inland include the activity of assets that are combined into our historical financial statements and dividends paid by consolidated entities included in our historical financial statements, all of which represent financing activities.  As described on page F-5, our operations consist of the real estate segment of Temple-Inland, several smaller real estate operations and assets previously included in Temple-Inland’s other business segments, and the mineral operations previously included in Temple-Inland’s forest products segment.  Certain assets and operations were combined with financial statements of the legal entities included in Forestar’s consolidated financial statements.  We did not retain the net cash related to the combined assets and operations within Forestar’s combined and consolidated financial statements.  As a result, the net cash resulting from activities of the combined assets and operations have been presented as a capital transfer to the parent, Temple-Inland.  A summary of this net activity follows:

(In thousands)	2006	2005	2004
Activities related to combined assets	$(5,012)	$(8,931)	$8,876
Dividends paid by consolidated entities	(15,229)	(19,000)	(34,000)

Total net transfers to Temple-Inland	$(20,241)	$(27,931)	$(25,124)

     We have revised the financing caption on page F-5 and F-31 to be more descriptive of its contents.
     We do not have a receivable balance from Temple-Inland for the periods presented.
45.	Please tell us and disclose your recognition policy for bonus payments received at the inception of a new oil or gas lease and also delay rentals received if production has not commenced within a year of the inception of the lease.
     We have revised the disclosure on page F-10 to include an explanation of our recognition policy relating to bonus payments and delay rentals.
46.	Please revise to describe the activities and services that are performed within the commercial operating properties segment as shown on page 56. It is shown as commercial operating properties and other within the detail of revenues on page 56.

Mr. Michael McTiernan
September 26, 2007

Accordingly, please expand on your disclosure within the revenue accounting policy on page F-10.
     We have revised the disclosure on page 57 to describe our commercial operating activities and to include an explanation of our recognition policy relating to these activities on page F-10.
47.	You disclose that you capitalize reforestation costs including insect and wildlife control costs; however, it appears to us that insect and wildlife control costs are carrying costs and should be expensed as incurred. Please explain and tell us the amount of these costs that were capitalized in the years presented.
     Capitalized insect and wildlife control cost were less than $20,000 in each of the periods presented.
     We manage our timber assets utilizing the concept of the sustainable forest – the replacement of harvested timber through nurtured forest plantations. Considering the sustainable forest concept, we capitalize certain costs incurred in developing a viable seedling plantation (generally two years) and expense all other costs as incurred. As a result, insect and wildlife control costs are only capitalized during the period it takes to develop a viable seedling. Insect and wildlife control cost incurred after developing a viable seedling plantation are expensed.
48.	Please tell us how you determined that 11 of the 19 partnerships in the Lantana project should be consolidated. If these partnerships are variable interest entities, please provide us with your analysis under FIN 46(R). In your response, please explain the differences in the partnerships that require some, but not all to be consolidated.
     The Lantana project consists of 19 independent limited partnerships in which we have voting interests ranging from 25 percent to 55 percent. Based on our analysis, 18 of these partnerships have sufficient equity to permit them to finance their activities without additional subordinated financial support and, therefore, are not variable interest entities (VIEs) under FIN 46(R). One partnership was determined to be a VIE.
     Of the 18 limited partnerships that are not VIEs, we own a 55 percent limited partnership interest in 11. After we determined that these entities were not VIEs, we applied the guidance in EITF No. 04-5 and determined that as a limited partner we had substantive participating rights that overcame the presumption of control by the general partner. Based on our 55 percent limited partnership interest and our substantive participating rights, we concluded that we control these ventures as defined by EITF No. 04-5. As a result, in accordance with ARB No. 51 and AICPA Statement of Position 78-9, we consolidate these 11 ventures.
     Of the 18 limited partnerships that are not VIEs, we own a 25 percent to 50 percent limited partnership interest in 7. Based on our minority limited partnership interests , we concluded that we do not control these ventures though we do exercise significant influence. As a result, we account for these ventures using the equity method.

Mr. Michael McTiernan
September 26, 2007

     We own a 25 percent limited partnership interest in one partnership that we determined is a VIE. In addition to our limited partnership interest, we provided this partnership a $1.7 million loan that is subordinated to the venture’s senior debt. Other limited partners also provided the partnership with subordinated loans. Because there was minimal equity in this venture, we performed a FIN 46(R) analysis based on a combination of scenarios. This analysis indicated that we had only between a 17 percent and 25 percent share of the expected losses and we did not have the majority of the residual benefits. As a result, we concluded that we were not the primary beneficiary, and we account for this venture using the equity method.
49.	You disclose that you deferred a $14.6 million gain on the sale of the real estate to CL Realty and that you are recognizing the gain as the partnership sells the real estate to third parties. Please tell us how you determined the deferred gain amount of $14.6 million.
     We believe that the deferred gain referenced relates to CL Realty, not Temco. When we contributed real estate to the newly-formed CL Realty joint venture in 2003, the fair value of the real estate exceeded our carrying value by $14.6 million. The joint venture recorded the contributed assets at fair value. The gain was deferred because we had continued involvement in the real estate contributed as a 50 percent member in CL Realty, and we continued to manage and oversee the development of this real estate. Because we did not recognize a gain as a result of the contribution of assets, this created a difference in the carrying value of our investment and the underlying equity in the venture. Consistent with APB Opinion 18, paragraph 19a and b, this difference was accounted for as if the joint venture (the investee) were a consolidated subsidiary. Accordingly, the deferred gain is recognized as CL Realty sells the real estate to third parties to reflect gain on sale as if it were consolidated and sold based on the historical carrying value.
50.	On page F-18 you disclose that you have agreed to contribute an additional $14.2 million to one of your ventures as and when needed. Please tell us which venture this relates to. Furthermore, please provide us with a FIN 46(R) analysis of this venture since this agreement suggests that the equity investment at risk of the venture may not be sufficient.
     We have a 25 percent membership interest in Palisades West, LLC. There are two other members in this venture, one holding a 50 percent interest and the other holding a 25 percent interest. The project is being funded 100 percent by equity contributions of the members with equity contributions in proportion to the membership interests. There is no debt on the project and the equity investment at risk is deemed sufficient. We account for this venture on the equity method of accounting. Our initial equity contribution was about $6 million and our remaining equity commitment based on our membership interest is about $14.2 million.
     We have revised our disclosure on page F-18 to clarify that the member contributions are in proportion to membership interests.

Mr. Michael McTiernan
September 26, 2007

51.	You disclose on page 9 that Temple-Inland will provide, for a fee, for a period of 24 months after me spin-off, specified support services including human resources and payroll functions, financial and accounting functions, and information technology. Please describe this arrangement in this footnote and include the fee terms.
     We are making progress in developing the infrastructure that we will need as a stand-alone, public company. As a result, we continue to revise the Transition Services Agreement to reduce the span of services to be provided and the time period over which the services will be provided. The Transition Services Agreement has not been finalized at this time, and we do not believe the impact of the agreement is significant enough to require financial statement disclosure. However, we have revised the disclosure on page 8 to address the reduction of the scope and duration of services to be provided and the disclosure on page 104 of the description of services provided under the Transition Services Agreement.
52.	You disclose that sales to Temple-Inland were $8.9 million in 2006, $9.6 million in 2005, and $10.6 million in 2004. Please tell us if any gains related to these sales are included in your financial statements.
     The sales are included in natural resources and other revenues and the related costs are included in cost of natural resources and other. We have revised our disclosure on page F-23 to clarify this.

Mr. Michael McTiernan
September 26, 2007

     As requested in your letter, we hereby acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to our disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing has been responsive to the Staff’s comments. We appreciate your interest in working with us to enhance the disclosures in our filing and look forward to working with you toward this end. If you should have any questions or comments regarding this matter, please feel free to contact me.
Very truly yours,
/s/ Grant F. Adamson
Grant F. Adamson
Chief Governance Officer
Enclosures
cc:	David M. Grimm, Forestar Real Estate Group Stephen W. Hamilton, Skadden Arps Ernst & Young LLP